UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-
1(b),(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934*

(Amendment No. 1)

Verastem, Inc.
(Name of Issuer)

Common stock, $0.0001 par value per share
(Title of Class of Securities)

92337C203
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92337C203	13G	Page 2 of 23 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Investors LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,531,829*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,531,829*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,531,829*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.99%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*	See Item 4

CUSIP No. 92337C203	13G	Page 3 of 23 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Opportunities Parent GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,531,829*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,531,829*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,531,829*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.99%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	See Item 4

CUSIP No. 92337C203	13G	Page 4 of 23 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Opportunities GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,149,571*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,149,571*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,149,571*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.48%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	See Item 4

CUSIP No. 92337C203	13G	Page 5 of 23 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Opportunities Portfolio GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,149,571*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,149,571*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,149,571*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.48%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	See Item 4

CUSIP No. 92337C203	13G	Page 6 of 23 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Opportunities Liquid Portfolio Sub-Master LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,373,472*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,373,472*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,373,472*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.42%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*	See Item 4

CUSIP No. 92337C203	13G	Page 7 of 23 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Opportunities Illiquid Investments Sub-Master LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
776,099*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
776,099*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
776,099*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.06%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*	See Item 4

CUSIP No. 92337C203	13G	Page 8 of 23 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Opportunities Drawdown GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
382,258*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
382,258*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
382,258*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.51%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	See Item 4

CUSIP No. 92337C203	13G	Page 9 of 23 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Opportunities Drawdown Portfolio GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
382,258*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
382,258*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
382,258*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.51%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	See Item 4

CUSIP No. 92337C203	13G	Page 10 of 23 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Opportunities Drawdown (Aggregator) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
382,258*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
382,258*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
382,258*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.51%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*	See Item 4

CUSIP No. 92337C203	13G	Page 11 of 23 Pages
1	NAMES OF REPORTING PERSONS
O. Andreas Halvorsen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,531,829*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,531,829*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,531,829*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.99%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	See Item 4

CUSIP No. 92337C203	13G	Page 12 of 23 Pages
1	NAMES OF REPORTING PERSONS
David C. Ott

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,531,829*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,531,829*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,531,829*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.99%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	See Item 4

CUSIP No. 92337C203	13G	Page 13 of 23 Pages
1	NAMES OF REPORTING PERSONS
Rose S. Shabet

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,531,829*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,531,829*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,531,829*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.99%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	See Item 4

CUSIP No. 92337C203	13G	Page 14 of 23 Pages
Item 1(a).	Name of Issuer:

Verastem, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

117 Kendrick Street, Suite 500, Needham, MA 02494

Item 2(a).	Name of Person Filing:

Viking Global Investors LP (“VGI”),
Viking Global Opportunities Parent GP LLC (“Opportunities Parent”),
Viking Global Opportunities GP LLC (“Opportunities GP”),
Viking Global Opportunities Portfolio GP LLC (“Opportunities Portfolio GP”),
Viking Global Opportunities Liquid Portfolio Sub-Master LP (“VGOL”),
Viking Global Opportunities Illiquid Investments Sub-Master LP (“VGOP”),
Viking Global Opportunities Drawdown GP LLC (“VGOD GP”),
Viking Global Opportunities Drawdown Portfolio GP LLC (“VGOD Portfolio GP”),
Viking Global Opportunities Drawdown (Aggregator) LP (“VGOD”),
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet (collectively, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The business address of each of the Reporting Persons is: 600 Washington Boulevard, Floor 11, Stamford, Connecticut 06901.

Item 2(c).	Citizenship:

VGI is a Delaware limited partnership; Opportunities Parent, Opportunities GP, Opportunities Portfolio GP, VGOD GP, and VGOD Portfolio GP are Delaware limited liability companies; VGOL, VGOP and VGOD are Cayman Islands exempted limited partnerships; O. Andreas Halvorsen is a citizen of Norway; and David C. Ott and Rose S. Shabet are citizens of the United States.

Item 2(d).	Titles of Classes of Securities:

Common stock, $0.0001 par value per share (“Common Stock”)

Item 2(e).	CUSIP NUMBER: 92337C203

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act
(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940
(e)	☐ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E)
(f)	☐ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)
(g)	☐ Parent holding company, in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐ Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐ Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)	☐ Non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

CUSIP No. 92337C203	13G	Page 15 of 23 Pages
Item 4.	Ownership:

This Statement on Schedule 13G relates to shares of Common Stock held directly by VGOL, VGOP and VGOD, and pre-funded warrants to purchase shares of Common Stock with an exercise price of $0.001 per share (the “Warrants”) held directly by VGOP and VGOD.  VGOL directly owns 1,373,472 shares of Common Stock.  VGOP directly owns 725,489 shares of Common Stock and Warrants with the right to purchase 1,030,856 shares of Common Stock.  VGOD directly owns 357,331 shares of Common Stock and Warrants with the right to purchase 507,735 shares of Common Stock.  However, the terms of the Warrants provide that no holder of Warrants shall have the right to exercise any portion of the Warrants to the extent that, after giving effect to such issuance after exercise, such holder of Warrants (together with its affiliates, any “group” or any other persons whose beneficial ownership could be aggregated with the holders) would beneficially own more than 9.99% of the number of shares of the Common Stock outstanding immediately following exercise (the “Blocker”).  Any holder of Warrants, upon notice to the Issuer, may increase or decrease the Blocker, subject to a maximum of 19.99%, but any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Issuer.  Accordingly, the amount of shares of Common Stock reported as beneficially owned by the Reporting Persons set forth herein excludes shares of Common Stock that the Reporting Persons do not currently have the right to purchase upon exercise of the Warrants held directly by VGOP and VGOD due to the Blocker.  Under the terms of the Blocker, the Blocker applies to the aggregate number of shares of Common Stock that can be purchased upon exercise of the Warrants held by both VGOP and VGOD, and so has been applied pro rata to the Warrants held directly by each of VGOP and VGOD.

The percentages set forth herein are based on (i) 25,268,102 shares of Common Stock outstanding as of December 11, 2023, as reported in the Issuer’s proxy statement on Schedule 14A, filed with the Securities and Exchange Commission (the “Commission”) on December 19, 2023, and (ii) 75,537 shares of Common Stock that the Reporting Persons currently have the right to purchase upon exercise of the Warrants, subject to the Blocker.

A.	VGI

(a)	Amount beneficially owned: 2,531,829

(b)	Percent of Class: 9.99%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,531,829

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,531,829

VGI provides managerial services to VGOL, VGOP and VGOD. VGI has the authority to dispose of and vote the shares of Common Stock that VGOL, VGOP and VGOD directly own or have the right to purchase upon exercise of the Warrants.  VGI does not directly own any shares of Common Stock or Warrants.

Based on Rule 13d-3 of the Act, VGI may be deemed to beneficially own the shares of Common Stock that VGOL, VGOP and VGOD directly own or have the right to purchase upon exercise of the Warrants.

VGI beneficially owns 2,531,829 shares of Common Stock consisting of (i) 1,373,472, 725,489 and 357,331 shares of Common Stock directly owned by VGOL, VGOP and VGOD, respectively, and (ii) 50,610 and 24,927 shares beneficially owned by VGOP and VGOD, respectively, which VGOP and VGOD have the right to purchase upon exercise of the Warrants, each subject to the Blocker.

CUSIP No. 92337C203	13G	Page 16 of 23 Pages
B.	Opportunities Parent

(a)	Amount beneficially owned: 2,531,829

(b)	Percent of Class: 9.99%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,531,829

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,531,829

Opportunities Parent is the sole member of Opportunities GP, which has the authority to dispose of and vote the shares of Common Stock controlled by Opportunities Portfolio GP (which consists of the shares of Common Stock that VGOL and VGOP directly owns or has the right to purchase upon exercise of the Warrants), and is the sole member of VGOD GP, which has the authority to dispose of and vote the shares of Common Stock controlled by VGOD Portfolio GP (which consists of the shares of Common Stock that VGOD directly owns or has the right to purchase upon exercise of the Warrants).  Opportunities Parent does not directly own any shares of Common Stock or Warrants.

Based on Rule 13d-3 of the Act, Opportunities Parent may be deemed to beneficially own the shares of Common Stock that VGOL, VGOP and VGOD directly own or have the right to purchase upon exercise of the Warrants.

Opportunities Parent beneficially owns 2,531,829 shares of Common Stock consisting of (i) 1,373,472, 725,489 and 357,331 shares of Common Stock directly owned by VGOL, VGOP and VGOD, respectively, and (ii) 50,610 and 24,927 shares beneficially owned by VGOP and VGOD, respectively, which VGOP and VGOD have the right to purchase upon exercise of the Warrants, each subject to the Blocker.

C.	Opportunities GP

(a)	Amount beneficially owned: 2,149,571

(b)	Percent of Class: 8.48%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,149,571

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,149,571

CUSIP No. 92337C203	13G	Page 17 of 23 Pages
Opportunities GP serves as the sole member of Opportunities Portfolio GP and has the authority to dispose of and vote the shares of Common Stock controlled by Opportunities Portfolio GP, which consists of the shares of Common Stock that VGOL and VGOP directly owns or has the right to purchase upon exercise of the Warrants.  In addition, Opportunities GP is the general partner of each of Viking Global Opportunities Intermediate LP, Viking Global Opportunities III LP, and Viking Global Opportunities LP.  Opportunities GP does not directly own any shares of Common Stock or Warrants.

Based on Rule 13d-3 of the Act, Opportunities GP may be deemed to beneficially own the shares of Common Stock that VGOL and VGOP directly owns or has the right to purchase upon exercise of the Warrants.

Opportunities GP beneficially owns 2,149,571 shares of Common Stock consisting of (i) 1,373,472 and 725,489 shares of Common Stock directly owned by VGOL and VGOP, respectively, and (ii) 50,610 shares of Common Stock beneficially owned by VGOP, which VGOP has the right to purchase upon exercise of the Warrants, subject to the Blocker.

D.	Opportunities Portfolio GP

(a)	Amount beneficially owned: 2,149,571

(b)	Percent of Class: 8.48%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,149,571

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,149,571

Opportunities Portfolio GP serves as the general partner of each of VGOL and VGOP and has the authority to dispose of and vote the shares of Common Stock that VGOL and VGOP directly owns or has the right to purchase upon exercise of the Warrants.  Opportunities Portfolio GP does not directly own any shares of Common Stock or Warrants.

Based on Rule 13d-3 of the Act, Opportunities Portfolio GP may be deemed to beneficially own the shares of Common Stock that VGOL and VGOP directly owns or has the right to purchase upon exercise of the Warrants.

Opportunities Portfolio GP beneficially owns 2,149,571 shares of Common Stock consisting of (i) 1,373,472 and 725,489 shares of Common Stock directly owned by VGOL and VGOP, respectively, and (ii) 50,610 shares of Common Stock beneficially owned by VGOP, which VGOP has the right to purchase upon exercise of the Warrants, subject to the Blocker.

E.	VGOL

(a)	Amount beneficially owned: 1,373,472

(b)	Percent of Class: 5.42%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,373,472

CUSIP No. 92337C203	13G	Page 18 of 23 Pages
(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,373,472

VGOL has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its general partner, Opportunities Portfolio GP, and by VGI, an affiliate of Opportunities Portfolio GP, which provides managerial services to VGOL.

Viking Global Opportunities LP (a Delaware limited partnership) and Viking Global Opportunities III LP (a Cayman Islands exempted limited partnership), through its investment in Viking Global Opportunities Intermediate LP (a Cayman Islands exempted limited partnership), invest substantially all of their assets in Viking Global Opportunities Master LP (a Cayman Islands exempted limited partnership), which in turn invests through VGOL.

F.	VGOP

(a)	Amount beneficially owned: 776,099

(b)	Percent of Class: 3.06%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 776,099

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 776,099

VGOP has the authority to dispose of and vote the 725,489 shares of Common Stock that it owns and the 50,610 shares of Common Stock it has the right to purchase upon exercise of the Warrants directly owned by it, which power may be exercised by its general partner, Opportunities Portfolio GP, and by VGI, an affiliate of Opportunities Portfolio GP, which provides managerial services to VGOP.

Viking Global Opportunities LP (a Delaware limited partnership) and Viking Global Opportunities III LP (a Cayman Islands exempted limited partnership), through its investment in Viking Global Opportunities Intermediate LP (a Cayman Islands exempted limited partnership), invest substantially all of their assets in Viking Global Opportunities Master LP (a Cayman Islands exempted limited partnership), which in turn invests through VGOP.

G.	VGOD GP

(a)	Amount beneficially owned: 382,258

(b)	Percent of Class: 1.51%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 382,258

CUSIP No. 92337C203	13G	Page 19 of 23 Pages
(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 382,258

VGOD GP serves as the sole member of VGOD Portfolio GP and has the authority to dispose of and vote the shares of Common Stock controlled by VGOD Portfolio GP, which consists of the shares of Common Stock that VGOD directly owns or has the right to purchase upon exercise of the Warrants.  In addition, VGOD GP is the general partner of each of Viking Global Opportunities Drawdown (Internal) LP, Viking Global Opportunities Drawdown (Onshore) LP, and Viking Global Opportunities Drawdown (Offshore) LP.  VGOD GP does not directly own any shares of Common Stock or Warrants.

Based on Rule 13d-3 of the Act, VGOD GP may be deemed to beneficially own the shares of Common Stock that VGOD directly owns or has the right to purchase upon exercise of the Warrants.

VGOD GP beneficially owns 382,258 shares of Common Stock consisting of 357,331 shares of Common Stock directly owned by VGOD and 24,927 shares of Common Stock beneficially owned by VGOD, which VGOD has the right to purchase upon exercise of the Warrants, subject to the Blocker.

H.	VGOD Portfolio GP

(a)	Amount beneficially owned: 382,258

(b)	Percent of Class: 1.51%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 382,258

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 382,258

VGOD Portfolio GP serves as the general partner of VGOD and has the authority to dispose of and vote the shares of Common Stock that VGOD directly owns or has the right to purchase upon exercise of the Warrants.  VGOD Portfolio GP does not directly own any shares of Common Stock or Warrants.

Based on Rule 13d-3 of the Act, VGOD Portfolio GP may be deemed to beneficially own the shares of Common Stock that VGOD directly owns or has the right to purchase upon exercise of the Warrants.

VGOD Portfolio GP beneficially owns 382,258 shares of Common Stock consisting of 357,331 shares of Common Stock directly owned by VGOD and 24,927 shares of Common Stock beneficially owned by VGOD, which VGOD has the right to purchase upon exercise of the Warrants, subject to the Blocker.

I.	VGOD

(a)	Amount beneficially owned: 382,258

CUSIP No. 92337C203	13G	Page 20 of 23 Pages
(b)	Percent of Class: 1.51%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 382,258

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 382,258

VGOD has the authority to dispose of and vote the 357,331 shares of Common Stock that it directly owns and the 24,927 shares of Common Stock it has the right to purchase upon exercise of the Warrants directly owned by it, which power may be exercised by VGOD Portfolio GP, and by VGI, an affiliate of VGOD Portfolio GP, which provides managerial services to VGOD.

Viking Global Opportunities Drawdown (Offshore) LP (a Cayman Islands exempted limited partnership) and Viking Global Opportunities Drawdown (Internal) LP (a Delaware limited partnership), through its investment in Viking Global Opportunities Drawdown (Onshore) LP (a Delaware limited partnership), invest substantially all of their assets in VGOD.

J.	O. Andreas Halvorsen, David C. Ott and Rose S. Shabet

(a)	Amount beneficially owned: 2,531,829

(b)	Percent of Class: 9.99%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,531,829

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,531,829

Mr. Halvorsen, Mr. Ott and Ms. Shabet, as Executive Committee Members of Viking Global Partners LLC (general partner of VGI) and Opportunities Parent, have shared authority to dispose of and vote the shares of Common Stock beneficially owned by VGI and Opportunities Parent.  None of Mr. Halvorsen, Mr. Ott and Ms. Shabet directly owns any shares of Common Stock.

Based on Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Common Stock that VGOL, VGOP and VGOD directly own or have the right to purchase upon exercise of the Warrants.

Mr. Halvorsen, Mr. Ott and Ms. Shabet each beneficially own 2,531,829 shares of Common Stock consisting of (i) 1,373,472, 725,489 and 357,331 shares of Common Stock directly owned by VGOL, VGOP and VGOD, respectively, and (ii) 50,610 and 24,927 shares beneficially owned by VGOP and VGOD, respectively, which VGOP and VGOD have the right to purchase upon exercise of the Warrants, each subject to the Blocker.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

CUSIP No. 92337C203	13G	Page 21 of 23 Pages
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The response to Item 4 is incorporated by reference herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification. (if filing pursuant to Rule 13d-1(c))

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 92337C203	13G	Page 22 of 23 Pages
SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

	By:	/s/ Scott M. Hendler
	Name:	Scott M. Hendler on behalf of O. Andreas Halvorsen (1)

	By:	/s/ Scott M. Hendler
	Name:	Scott M. Hendler on behalf of David C. Ott (2)

	By:	/s/ Scott M. Hendler
	Name:	Scott M. Hendler on behalf of Rose S. Shabet (3)

(1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, VIKING GLOBAL OPPORTUNITIES LIQUID PORTFOLIO SUB-MASTER LP, VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, VIKING GLOBAL OPPORTUNITIES DRAWDOWN GP LLC, VIKING GLOBAL OPPORTUNITIES DRAWDOWN PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES DRAWDOWN (AGGREGATOR) LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of David C. Ott, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, VIKING GLOBAL OPPORTUNITIES LIQUID PORTFOLIO SUB-MASTER LP, VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, VIKING GLOBAL OPPORTUNITIES DRAWDOWN GP LLC, VIKING GLOBAL OPPORTUNITIES DRAWDOWN PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES DRAWDOWN (AGGREGATOR) LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(3) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, VIKING GLOBAL OPPORTUNITIES LIQUID PORTFOLIO SUB-MASTER LP, VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, VIKING GLOBAL OPPORTUNITIES DRAWDOWN GP LLC, VIKING GLOBAL OPPORTUNITIES DRAWDOWN PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES DRAWDOWN (AGGREGATOR) LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

CUSIP No. 92337C203	13G	Page 23 of 23 Pages
EXHIBIT A - JOINT FILING AGREEMENT

This joint filing agreement is made and entered into as of this 14th day of February, 2024, by and among Viking Global Investors LP, Viking Global Opportunities Parent GP LLC, Viking Global Opportunities GP LLC, Viking Global Opportunities Portfolio GP LLC, Viking Global Opportunities Liquid Portfolio Sub-Master LP, Viking Global Opportunities Illiquid Investments Sub-Master LP, Viking Global Opportunities Drawdown GP LLC, Viking Global Opportunities Drawdown Portfolio GP LLC, Viking Global Opportunities Drawdown (Aggregator) LP, O. Andreas Halvorsen, David C. Ott and Rose S. Shabet.

The parties to this Agreement hereby agree to prepare jointly and file timely (and otherwise to deliver as appropriate) all filings on any Forms 3, 4, or 5 or Schedules 13D or 13G, and any and all amendments thereto and any other documents relating thereto (collectively, the “Filings”) as required to be filed pursuant to the Securities Exchange Act of 1934, as amended. The parties to this Agreement further agree and covenant that each will fully cooperate with such other parties in the preparation, timely filing, and delivery of all such Filings.

IN WITNESS WHEREOF, the parties hereto have executed this agreement as of the date first set forth above.

Dated: February 14, 2024

	By:	/s/ Scott M. Hendler
	Name:	Scott M. Hendler on behalf of O. Andreas Halvorsen (1)

	By:	/s/ Scott M. Hendler
	Name:	Scott M. Hendler on behalf of David C. Ott (2)

	By:	/s/ Scott M. Hendler
	Name:	Scott M. Hendler on behalf of Rose S. Shabet (3)

(1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, VIKING GLOBAL OPPORTUNITIES LIQUID PORTFOLIO SUB-MASTER LP, VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, VIKING GLOBAL OPPORTUNITIES DRAWDOWN GP LLC, VIKING GLOBAL OPPORTUNITIES DRAWDOWN PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES DRAWDOWN (AGGREGATOR) LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of David C. Ott, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, VIKING GLOBAL OPPORTUNITIES LIQUID PORTFOLIO SUB-MASTER LP, VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, VIKING GLOBAL OPPORTUNITIES DRAWDOWN GP LLC, VIKING GLOBAL OPPORTUNITIES DRAWDOWN PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES DRAWDOWN (AGGREGATOR) LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(3) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, VIKING GLOBAL OPPORTUNITIES LIQUID PORTFOLIO SUB-MASTER LP, VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, VIKING GLOBAL OPPORTUNITIES DRAWDOWN GP LLC, VIKING GLOBAL OPPORTUNITIES DRAWDOWN PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES DRAWDOWN (AGGREGATOR) LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).